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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check  one): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form  N-SAR  [ ] Form N-CSR

            For Period Ended: December 31, 2004
            [ ]  Transition Report on Form 10-K
            [ ]  Transition Report on Form 20-F
            [ ]  Transition Report on Form 11-K
            [ ]  Transition Report on Form 10-Q
            [ ]  Transition Report on Form N-SAR
            For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Warwick Valley Telephone  Company
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Full Name of Registrant

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Former Name if Applicable

47 Main Street
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Address of Principal Executive Office (Street and Number)

Warwick, New York  10990
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) [The accountant's statement or other exhibit required by Rule 12b-25(C)has been attached if applicable.


PART III - NARRATIVE

See below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

SEC 1233(07-03)     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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PART III - NARRATIVE

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 by the prescribed filing deadline without unreasonable effort or expense. Furthermore, due to the complex nature of the requirements of
Section 404 of the Sarbanes-Oxley Act of 2002 and the fact that the Company has encountered unanticipated delays in connection with its evaluation and testing, the Company has not yet completed its assessment of its internal control over financial reporting. Management has devoted, and continues to devote, significant time, effort and expense in preparing its financial statements and performing its evaluation of internal control over financial reporting. Due to the redirection of personnel resources in connection with the ongoing efforts to complete management's assessment of the effectiveness of the Company's internal controls over financial reporting and management turnover, the Company is still in the process of preparing its financial statements. There can be no assurance that management will complete its financial statements or its Section 404 assessment by March 31, 2005.

If the Company fails to provide CoBank, the lender under its major credit facility, with the Company's audited financial statements by March 31, 2005, the Company will need, and would intend to seek, a waiver of the resulting default under the credit facility. Additionally, if the delay in the filing of the Company's Annual Report on Form 10-K continues for too long a period, that delay could precipitate action by NASDAQ to initiate de-listing hearings, to which the Company would intend to appropriately and vigorously respond.

As discussed above, management has not yet completed its documentation, testing and assessment of its internal control over financial reporting. However, the Company's documentation and testing of internal controls to date has identified certain deficiencies in the documentation, design and effectiveness of internal controls over financial reporting. The Company previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 material weaknesses that were related to a lack of segregation of duties; deficiencies associated with manually intensive processes; and deficiencies associated with lack of formal review or account reconciliations. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Furthermore, as the Company continues with its evaluation of internal control over financial reporting, additional control deficiencies may be identified and those control deficiencies may also represent one or more material weaknesses. The existence of one or more material weaknesses as of December 31, 2004 would preclude a conclusion by management that the Company's internal control over financial reporting was effective as of that date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael Cutler                       845                986-2223
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            (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).  [ X ]  Yes    [  ]  No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                          [ X ]  Yes    [  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total Operating Revenues are expected to decline $1.1 million or approximately 4%, due principally to a decrease in revenue from network access charges, The Company's Operating Expense is expected to increase by approximately $1.5 million or approximately 6%, due largely to a significant increase in professional fees, which in turn was due largely to the preparation of management's Section 404 assessment. Net income is expected to increase by $0.8 million, or approximately 10% due largely to a gain on the sale of the Company's interest in DataNet and to an increase in its income from its limited partnership interest in Orange County-Poughkeepsie LP, offset by the increase in the operating expenses. The foregoing results are preliminary and unaudited and are subject to adjustment.

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                        WARWICK VALLEY TELEPHONE COMPANY
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March   17, 2005                            By  /s/ Michael Cutler
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                                                    Michael Cutler,
                                                    Vice President & CFO

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable t submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).